SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2021 – September 30, 2021) filed with the Tokyo Stock Exchange on Thursday November 4, 2021.

2.	English press release entitled, “Notice regarding Share Repurchase Status.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 4, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2021 – September 30, 2021

November 4, 2021

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2021 to September 30, 2021

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2021

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2021	1,241,534	14.5%	208,917	74.3%	220,789	64.6%	146,682	56.3%
September 30, 2020	1,084,738	(4.5%)	119,839	(25.9%)	134,174	(41.3%)	93,842	(41.0%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥171,510 million for the six months ended September 30, 2021 (year-on-year change was a 94.7% increase) and ¥88,110 million for the six months ended September 30, 2020 (year-on-year change was a 28.6% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2021	121.12	121.00
September 30, 2020	75.22	75.16

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2021	13,834,678	3,208,499	3,117,654	22.5%
March 31, 2021	13,563,082	3,103,144	3,028,456	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2021	—	35.00	—	43.00	78.00
March 31, 2022	—	39.00	—	—	—

March 31, 2022 (Est.)	—	—	—	39.00	78.00

3. Forecast for the Year Ending March 31, 2022 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2022	250,000	29.9%

*Note 3:

Although forward-looking statements in this document are based on information currently available to, and assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 4:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,285,724,480 as of September 30, 2021, and 1,285,724,480 as of March 31, 2021.

2. The number of treasury stock was 81,692,257 as of September 30, 2021, and 66,231,916 as of March 31, 2021.

3. The average number of outstanding shares was 1,211,057,955 for the six months ended September 30, 2021, and 1,247,495,423 for the six months ended September 30, 2020.

The Company’s shares held through the Board Incentive Plan Trust (2,142,248 shares as of September 30, 2021 and 2,154,248 shares as of March 31, 2021) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2021

		Six months ended September 30, 2020	Six months ended September 30, 2021	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,084,738	1,241,534	156,796	14%
Total Expenses	(millions of yen)	964,899	1,032,617	67,718	7%
Income before Income Taxes	(millions of yen)	134,174	220,789	86,615	65%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	93,842	146,682	52,840	56%
Earnings Per Share (Basic)	(yen)	75.22	121.12	45.90	61%
(Diluted)	(yen)	75.16	121.00	45.84	61%
ROE (Annualized) *1	(%)	6.3	9.5	3.2	—
ROA (Annualized) *2	(%)	1.43	2.14	0.71	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2021 to September 30, 2021)

Total revenues for the six months ended September 30, 2021 (hereinafter, “the second consolidated period”) increased 14% to ¥1,241,534 million compared to ¥1,084,738 million during the same period of the previous fiscal year due to increases in services income, sales of goods and real estate, gains on investment securities and dividends, and operating leases revenues.

Total expenses increased 7% to ¥1,032,617 million compared to ¥964,899 million during the same period of the previous fiscal year due to increases in services expense, costs of goods and real estate sold, selling, general and administrative expenses and costs of operating leases.

Equity in net income (loss) of affiliates increased 136% to ¥5,399 million compared to ¥2,289 million and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased 16% to ¥6,473 million compared to ¥7,681 million during the same period of the previous fiscal year.

Due to the above results, income before income taxes for the second consolidated period increased 65% to ¥220,789 million compared to ¥134,174 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 56% to ¥146,682 million compared to ¥93,842 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period increased 53% to ¥240,140 million compared to the same period of the previous fiscal year.

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and segment profits information for the six months ended September 30, 2020 has been retrospectively restated.

Segment information for the second consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment; Yayoi

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	31,094	52,401	21,307	69

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,676,063	1,659,642	(16,421)	(1)

Segment profits increased 69% to ¥52,401 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the listing of an investee, and an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in lending of electronic measuring instruments and ICT-related equipment in our rental business.

Segment assets decreased 1% to ¥1,659,642 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	11,009	23,860	12,851	117

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	872,095	878,068	5,973	1

Segment profits increased 117% to ¥23,860 million compared to the same period of the previous fiscal year. This increase was due to an increase in sales of real estate by DAIKYO INCORPORATED and its subsidiaries, and an increase in operating leases revenues resulting from sales of real estate under operating leases.

Segment assets increased 1% to ¥878,068 million compared to the end of the previous fiscal year. This increase was due to an increase in advances for finance lease and operating lease.

PE Investment and Concession: Private equity investment; concession

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,294	1,834	(2,460)	(57)

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	378,698	368,794	(9,904)	(3)

Segment profits decreased 57% to ¥1,834 million compared to the same period of the previous fiscal year. This decrease was due to the recording write-down of inventories at a certain investee, and a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.

Segment assets decreased 3% to ¥368,794 million compared to the end of the previous fiscal year. This decrease was due to a decrease in inventories at a certain investee.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	13,599	9,663	(3,936)	(29)

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	489,174	695,445	206,271	42

Segment profits decreased 29% to ¥9,663 million compared to the same period of the previous fiscal year. This decrease was due to the absence of bargain purchase gains recorded in the same period of the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.

Segment assets increased 42% to ¥695,445 million compared to the end of the previous fiscal year. This increase was due to the recording of property under facility operations and goodwill resulting from the acquisition of a subsidiary.

Insurance: Life insurance

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	35,308	33,009	(2,299)	(7)

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,959,521	1,962,961	3,440	0

Despite an increase in life insurance premiums and related investment income in line with an increase in insurance contracts, segment profits decreased 7% to ¥33,009 million compared to the same period of the previous fiscal year due to a decrease in reversal of policy liability reserve related to variable life insurance contracts.

Segment assets totaled ¥1,962,961 million, remaining unchanged compared to the end of the previous fiscal year.

Banking and Credit: Banking and consumer finance

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	25,170	22,065	(3,105)	(12)

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,690,627	2,709,991	19,364	1

Segment profits decreased 12% to ¥22,065 million compared to the same period of the previous fiscal year. This decrease was due to the recording reversal of provision for credit losses at ORIX Credit in the same period of the previous fiscal year, which was affected by sluggish demand for funds. In addition, there was the absence of restrained advertising expenses in the same period of the previous fiscal year.

Segment assets increased 1% to ¥2,709,991 million compared to the end of the previous fiscal year. This increase was due to an increase in installment loans.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	5,527	618	(4,909)	(89)

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	601,762	615,640	13,878	2

Segment profits decreased 89% to ¥618 million compared to the same period of the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates, as Avolon Holdings Limited recorded losses, despite an increase in services income in our ship-related businesses.

Segment assets increased 2% to ¥615,640 million compared to the end of the previous fiscal year. This increase was due to increases in investment in operating leases and installment loans.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	9,881	47,614	37,733	382

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,220,081	1,188,438	(31,643)	(3)

Segment profits increased 382% to ¥47,614 million compared to the same period of the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends resulting from the sales of investees, and a decrease in provision for credit losses.

Segment assets decreased 3% to ¥1,188,438 million compared to the end of the previous fiscal year. This decrease was due to a decrease in installment loans.

ORIX Europe: Asset management of global equity and fixed income

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	17,103	28,591	11,488	67

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	369,546	397,073	27,527	7

Segment profits increased 67% to ¥28,591 million compared to the same period of the previous fiscal year. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management.

Segment assets increased 7% to ¥397,073 million compared to the end of the previous fiscal year. This increase was due to an increase in investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2020 (millions of yen)	Six months ended September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	3,791	20,485	16,694	440

	As of March 31, 2021 (millions of yen)	As of September 30, 2021 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,084,222	1,125,430	41,208	4

Segment profits increased 440% to ¥20,485 million compared to the same period of the previous fiscal year. This increase was due to an increase in finance revenues in China, South Korea and Australia, an increase in gains on investment securities and dividends, and the absence of the recording of an impairment loss on an investment in an affiliate recorded in the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,125,430 million compared to the end of the previous fiscal year. This increase was due to increases in net investment in leases, and installment loans in China, South Korea, and Australia.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2021	As of September 30, 2021	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,563,082	13,834,678	271,596	2%
(Segment Assets)			11,341,789	11,601,482	259,693	2%
Total Liabilities	(millions of yen	)	10,459,938	10,626,179	166,241	2%
(Short-term and Long-term Debt)			4,724,102	4,845,470	121,368	3%
(Deposits)			2,317,785	2,286,082	(31,703)	(1)%
Shareholders’ Equity	(millions of yen	)	3,028,456	3,117,654	89,198	3%
Shareholders’ Equity Per Share	(yen)		2,487.77	2,593.96	106.19	4%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 2% to ¥13,834,678 million compared to ¥13,563,082 million at the end of the previous fiscal year due to increases in property under facility operations, cash and cash equivalents, and other assets despite a decrease in trade notes, accounts and other receivable. In addition, segment assets increased 2% to ¥11,601,482 million compared to the end of the previous fiscal year.

Total liabilities increased 2% to ¥10,626,179 million compared to ¥10,459,938 million at the end of the previous fiscal year due to increases in short-term debt and policy liabilities and policy account balances despite decreases in long-term debt, deposits and trade notes, accounts and other payable.

Shareholders’ equity increased 3% to ¥3,117,654 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2021	As of September 30, 2021
Cash and Cash Equivalents		951,242	1,030,893
Restricted Cash		128,333	130,999
Net Investment in Leases		1,029,518	1,033,684
Installment Loans		3,670,784	3,672,574
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272 million
September 30, 2021	¥73,857 million
Allowance for Credit Losses		(78,945)	(77,571)
Investment in Operating Leases		1,408,189	1,426,860
Investment in Securities		2,660,443	2,701,122
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384 million
September 30, 2021	¥15,983 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥(120) million
September 30, 2021
Amortized Cost	¥2,062,605 million
Allowance for Credit Losses	¥(121) million
Property under Facility Operations		491,855	602,432
Investment in Affiliates		887,764	908,340
Trade Notes, Accounts and Other Receivable		354,334	288,311
Inventories		142,156	132,891
Office Facilities		246,399	244,040
Other Assets		1,671,010	1,740,103
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297 million
September 30, 2021	¥5,564 million

Total Assets		13,563,082	13,834,678

Liabilities and Equity
Short-term Debt		307,269	493,976
Deposits		2,317,785	2,286,082
Trade Notes, Accounts and Other Payable		260,712	230,282
Policy Liabilities and Policy Account Balances		1,822,422	1,885,834
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422 million
September 30, 2021	¥226,221 million
Current and Deferred Income Taxes		363,460	412,267
Long-term Debt		4,416,833	4,351,494
Other Liabilities		971,457	966,244

Total Liabilities		10,459,938	10,626,179

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		259,361	259,802
Retained Earnings		2,744,588	2,839,047
Accumulated Other Comprehensive Income (Loss)		(84,650)	(59,822)
Treasury Stock, at Cost		(111,954)	(142,484)

Total ORIX Corporation Shareholders’ Equity		3,028,456	3,117,654
Noncontrolling Interests		74,688	90,845

Total Equity		3,103,144	3,208,499

Total Liabilities and Equity		13,563,082	13,834,678

Note :	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2021	As of September 30, 2021
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(16,208)	(7,888)
Debt valuation adjustments	558	497
Defined benefit pension plans	(21,073)	(20,923)
Foreign currency translation adjustments	(36,456)	(22,139)
Net unrealized losses on derivative instruments	(11,471)	(9,369)

Total	(84,650)	(59,822)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2020	Six months ended September 30, 2021
Revenues :
Finance revenues	131,904	137,191
Gains on investment securities and dividends	12,832	45,744
Operating leases	197,961	227,933
Life insurance premiums and related investment income	233,751	232,797
Sales of goods and real estate	192,653	230,655
Services income	315,637	367,214

Total Revenues	1,084,738	1,241,534

Expenses :
Interest expense	42,161	33,432
Costs of operating leases	145,810	159,578
Life insurance costs	173,025	174,215
Costs of goods and real estate sold	163,538	204,182
Services expense	202,118	223,630
Other (income) and expense	7,833	(10,558)
Selling, general and administrative expenses	218,619	245,884
Provision for credit losses	7,336	2,106
Write-downs of long-lived assets	583	88
Write-downs of securities	3,876	60

Total Expenses	964,899	1,032,617

Operating Income	119,839	208,917
Equity in Net Income (Loss) of Affiliates	2,289	5,399
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	7,681	6,473
Bargain Purchase Gain	4,365	0

Income before Income Taxes	134,174	220,789
Provision for Income Taxes	38,682	68,070

Net Income	95,492	152,719

Net Income Attributable to the Noncontrolling Interests	1,673	6,037

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	93,842	146,682

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2020	Six months ended September 30, 2021
Net Income :	95,492	152,719

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	1,879	8,320
Net change of debt valuation adjustments	(534)	(61)
Net change of defined benefit pension plans	125	149
Net change of foreign currency translation adjustments	(8,749)	14,932
Net change of unrealized gains (losses) on derivative instruments	(520)	2,170
Total other comprehensive income (loss)	(7,799)	25,510

Comprehensive Income	87,693	178,229

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(114)	6,719

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	88,110	171,510

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In December 2019, Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation and financial position as of and for the six months ended September 30, 2021 by adopting this update, as compared to the guidance that was in effect before the change.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Six Months ended September 30, 2020		Six Months ended September 30, 2021		March 31, 2021	September 30, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	209,144	31,094	230,275	52,401	1,676,063	1,659,642
Real Estate	167,276	11,009	202,514	23,860	872,095	878,068
PE Investment and Concession	157,826	4,294	192,150	1,834	378,698	368,794
Environment and Energy	70,865	13,599	63,898	9,663	489,174	695,445
Insurance	235,754	35,308	235,088	33,009	1,959,521	1,962,961
Banking and Credit	41,661	25,170	43,097	22,065	2,690,627	2,709,991
Aircraft and Ships	14,876	5,527	17,748	618	601,762	615,640
ORIX USA	57,859	9,881	84,988	47,614	1,220,081	1,188,438
ORIX Europe	73,046	17,103	101,104	28,591	369,546	397,073
Asia and Australia	58,962	3,791	71,705	20,485	1,084,222	1,125,430

Segment Total	1,087,269	156,776	1,242,567	240,140	11,341,789	11,601,482

Difference between Segment Total and Consolidated Amounts	(2,531)	(22,602)	(1,033)	(19,351)	2,221,293	2,233,196

Consolidated Amounts	1,084,738	134,174	1,241,534	220,789	13,563,082	13,834,678

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each its respective segments, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment assets information as of March 31, 2021 and financial information of the segments for the six months ended September 30, 2020 has been retrospectively restated.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.

Notice regarding Share Repurchase Status

TOKYO, Japan — November 4, 2021 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on May 13, 2021, as follows.

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	3,615,900 shares
3. Total purchase price of shares repurchased	JPY 7,809,925,650
4. Repurchase Period	October 1, 2021 – October 31, 2021
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
1. Details of the resolution reached at the Board of Directors meeting held on May 13, 2021
(1) Class of shares to be repurchased	Common shares
(2) Total number of shares to be repurchased	Up to 50,000,000 shares
(approx.4.1% of the total outstanding shares (excluding treasury shares))
(3) Total purchase price of shares to be repurchased	Up to 50 billion yen
(4) Repurchase Period	From May 17, 2021 to March 31, 2022
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of October 31, 2021)
(1) Total number of shares repurchased	19,076,000 shares
(2) Total purchase price of shares repurchased	JPY 38,356,743,950

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”